

May 7, 2015

Via E-mail
Mr. Mark D. Lyons
Executive Vice President, Chief Financial Officer and Treasurer
Arch Capital Group Ltd.
Waterloo House, Ground Floor
100 Pitts Bay Road,
Pembroke HM 08, Bermuda

Re: Arch Capital Group Ltd.
        Form 10-K for the Fiscal Year Ended December 31, 2014
        Filed March 27, 2015
        File No. 001-16209

Dear Mr. Lyons:

We have reviewed the above filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
9.Fair Value
Fair Value Measurements on a Recurring Basis

1. Please provide us, for each "class" (refer to ASC 820-10-50-2B) of Level 2 available-for-sale fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your future reference, your Commission file number is 001-16209 and not 0-26456 as incorrectly listed on the first page of your filing.

You may contact Senior Staff Accountant Frank Wyman at (202) 551-3660 or me at (202) 551-3679 if you have questions regarding the comment.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant